Writer’s Direct Number 212. 756.2565	Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 212.756.2000 212.593.5955 fax www.srz.com	Writer’s E-mail Address neil.rifkind@srz.com

November 19, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NewPage Corporation

(Registration Statement on Form S-4)

Ladies and Gentlemen:

On behalf of NewPage Corporation (the “Filing Person”), we hereby transmit a Registration Statement for filing in connection with the registration under the Securities Act of an offer by the Filing Person to exchange $1,000 principal amount of its 11.375% Senior Secured Notes due 2014, Series B (the “New Notes”) for each $1,000 principal amount of its outstanding 11.375% Senior Secured Notes due 2014, Series A (the “Original Notes”). The Original Notes were issued and sold on September 30, 2009 in a transaction exempt from registration under the Securities Act. The aggregate principal amount of Original Notes sold on such date was $1,700,000,000, all of which are outstanding on the date of this letter. No additional capital is being raised by the Filing Person in connection with the exchange offer contemplated by this Registration Statement.

Additionally, on behalf of the Filing Person, we concurrently submit to the staff of the Securities and Exchange Commission (the “Commission”) a supplemental letter containing representations required by existing staff no-action letters.

We note that the appropriate filing fee was previously sent by the Filing Person to the Commission by wire transfer.

If you have any questions concerning the transmitted materials, please do not hesitate to contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (212) 756-2565.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission heading of the above-referenced filing.

Sincerely,

/s/ Neil C. Rifkind

cc:	Douglas K. Cooper

NewPage Corporation

NEWPAGE CORPORATION

8540 Gander Creek Drive

Miamisburg, OH 45342

November 19, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NewPage Corporation

Dear Sirs:

NewPage Corporation (the “Registrant”) is filing today a registration statement on Form S-4 (the “Registration Statement”). Terms used and not defined herein shall have the meanings assigned to them in the Registration Statement. The Registrant is registering the offer to exchange its 11.375% Senior Secured Notes due 2014, Series B (“New Notes”) for any or all outstanding 11.375% Senior Secured Notes due 2014, Series A (“Original Notes”) of the Registrant (the “Exchange Offer”) in reliance on the position of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”) and other interpretative letters to similar effect.

The Registrant will make each person participating in the Exchange Offer aware that if such person is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities and receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, such broker-dealer may be a statutory “underwriter” and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any resale of such New Notes. By reason of such acknowledgement and prospectus delivery, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The Prospectus included in the Registration Statement, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received for such Original Notes where such Original Notes were acquired in the manner described above.

The Registrant has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such persons participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrant will include in the Letter of Transmittal to be executed by each person participating in the Exchange Offer a representation to the effect that, by accepting the Exchange Offer, such person represents to the Registrant that it is not engaged in, and does not intend to engage in, a distribution of the New Notes (other than any broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, who shall represent that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of New Notes received in the Exchange Offer).

NEWPAGE CORPORATION

By:	/s/ David J. Prystash
Name:	David J. Prystash
Title:	Senior Vice President and Chief Financial Officer

2